12



06011808

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Svenska Cellulosa Aktiebolaget

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

FILE NO. 82- 763 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/21/06

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg. no. 556012-6293


SCA

Year-end Report 1 January–31 December 2005

Dividend

- The Board of Directors proposes a dividend of SEK 11.00 per share (10.50).

Fourth quarter compared with third quarter of 2005

- Net sales amounted to SEK 25,141m (24,740).
- Profit/loss for the period amounted to SEK 1,197m (-2.411).
- Earnings per share amounted to SEK 5.06 (-10.31).
- Profit after financial items amounted to SEK 1,574m (-3,396). Adjusted for items affecting comparability of SEK -4,940m in the third quarter, profit after financial items amounted to SEK 1,574m (1,544).

2005 compared with 2004

- Net sales amounted to SEK 96,385m (89,967).
- Profit for the period amounted to SEK 454m (5,192).
- Earnings per share amounted to SEK 1.84 (22.12).
- Profit after financial items amounted to SEK 433m (6,585). Adjusted for items affecting comparability of SEK -5,365m (-600) profit after financial items amounted to SEK 5,798m (7,185).

Earnings and cash flow

	2005:4	2005:3	2005:2	2005:1		12/05	12/04
Earnings per share, SEK	5.06	-10.31	4.27	2.82		1.84	22.12
Cash flow from current operations per share, SEK	8.98	7.16	4.64	-0.11		18.67	24.35
Net sales, SEKm	25,141	24,740	23,986	22,518		96,385	89,967
Profit/loss after financial items, SEKm	1,574	-3,396	1,361	894		433	6,585
Net profit/loss for the period, SEKm	1,197	-2,411	1,006	662		454	5,192

Excluding items affecting comparability

	2005:4	2005:3	2005:2	2005:1		12/05	12/04
Profit after financial items, SEKm	1,574	1,544	1,361	1,319		5,798	7,185
Net profit for the period, SEKm	1,197	1,256*	1,006	976		4,435	5,233
Earnings per share, SEK	5.06	5.40*	4.27	4.16		18.89	22.29

* Retroactive effect of changed tax rate had a positive impact on earnings of SEK 72m and on earnings per share of SEK 0.32

Effective 2005, the Group's financial reports are prepared in accordance with International Financial Reporting Standards (IFRS). An EU directive makes this mandatory for listed companies. The effects of the transition are reported as an adjustment of opening equity for 2004. All comparative figures for 2004 have been restated.

A detailed description of the effects of the transition from Swedish accounting standards to IFRS on opening and closing balance sheets for 2004 and earnings in 2004 is presented in the 2004 Annual Report (Note 33). The effects of the transition to IAS 32 and IAS 39 as of 1 January 2005 are described in detail in the interim report for the first quarter of 2005. The first-quarter report also includes a description of the effects of the transition on consolidated profit and equity per quarter during 2004. For further information, see www.sca.com

CEO's MESSAGE

The market decline in the past four years has affected profitability in several of our markets. Our strategic strengths: customer focus, regional presence and efficient production, form the foundation of our strong structure and give us the stamina to meet deep recessions and changed competitive patterns. Compared with the previous year, and adjusted for restructuring costs, profit after financial items decreased by 19%. Earnings improved by 16% in the second half of the year, compared with the first half. During 2005 we reduced costs within the Group by approximately SEK 700m through our ongoing efficiency enhancement programmes. Net sales totalled SEK 96,385m, which corresponds to growth of 7%, of which 4% from acquisitions.

Personal Care improved in terms of both sales and earnings during 2005 after a weak start to the year. In incontinence products, SCA strengthened its global leadership, driven among other things by strong development of sales to the European retail trade. The North American operations developed well, due to successful product focus and intensive efforts to change the product mix. Competition within baby diapers was intense during the year but SCA was able to strengthen its market-leading position in the Nordic region and noted a strong sales increase in some countries including Russia, Hungary and Greece.

In the European tissue operations, we gained acceptance for some price increases during the third and fourth quarters, following a long period of falling prices, and we are continuing to push demands for further price increases. Our customers' fight for consumers is mainly driven by low prices. The AFH segment continues to show positive development, particularly in North America. High volumes, and a good market balance combined with several price increases during the year contributed to a positive earnings trend.

Profit levels within the European packaging operations remain below the 2004 level as a consequence of a prolonged decline in the market. Following price increases in October for kraftliner and testliner, we announced further increases in December which will improve opportunities to raise the price of corrugated board during the first half of 2006. Reducing internal costs continued to be given top priority and intensive work is under way to implement the efficiency enhancement programme. The focus on strategic customers and segments is having a positive result.

The favourable sales and earnings trend for SCA's Forest Products operations continued. Our constant efforts to raise productivity continue to have a positive impact on profitability.

The Group's net sales increased during the fourth quarter by 2% compared with the third quarter and totalled SEK 25,141m. Adjusted for restructuring costs of SEK 4,940m in the third quarter, profit after financial items improved by 2%. The business areas Personal Care and Forest Products finished the year strongly and contributed with improved earnings. Despite price increases for tissue and containerboard, profit within these areas did not increase, mainly due to higher energy costs and seasonally lower volumes in North America. Energy costs rose sharply by approximately SEK 240m in the fourth quarter compared with the third quarter. We were able to compensate for this cost increase with SEK 130m in raised prices and SEK 80m in lower costs from the most recent efficiency enhancement programme. A positive currency effect in the fourth quarter improved earnings by SEK 35m.

EARNINGS TREND (excluding items affecting comparability)

Comments on earnings through page 7 exclude the costs of the efficiency enhancement programmes.

SEKm	2005:4	2005:3	2005:2	2005:1	12/2005	12/2004
Net sales	25,141	24,740	23,986	22,518	96,385	89,967
Operating expenses	-21,552	-21,190	-20,711	-19,343	-82,796	-75,565
Operating surplus	**3,589**	3,550	3,275	3,175	**13,589**	14,402
Depreciation	-1,622	-1,616	-1,564	-1,519	-6,321	-5,981
Share in profits	8	3	8	6	25	18
Operating profit	**1,975**	1,937	1,719	1,662	**7,293**	8,439
Financial items	-401	-393	-358	-343	-1,495	-1,254
Profit after financial items	**1,574**	1,544	1,361	1,319	**5,798**	7,185
Tax	-377	-288	-355	-343	-1,363	-1,952
Net profit for the period	**1,197**	1,256	1,006	976	**4,435**	5,233
Earnings per share, SEK	5.06	5.40	4.27	4.16	18.89	22.29
Of which, operating profit per business area						
Personal Care	719	655	571	529	2,474	2,429
Tissue	379	428	391	379	1,577	2,026
Packaging	418	444	455	458	1,775	2,604
Forest Products	553	516	416	401	1,886	1,777
- Publication papers	*222*	*206*	*113*	*121*	*662*	*470*
- Pulp, timber and solid-wood products	*331*	*310*	*303*	*280*	*1,224*	*1,307*
Other	-94	-106	-114	-105	-419	-397
	1,975	1,937	1,719	1,662	7,293	8,439

Fourth quarter compared with third quarter of 2005 (excl. items affecting comparability)

Net sales and operating profit increased by 2%. Personal Care improved operating profit by 10%, Forest Products by 7%, while Packaging's operating profit was 6% lower and Tissue's 11% lower than in the previous quarter.

Consolidated profit after financial items amounted to SEK 1,574m (1,544), an increase of 2%. Exchange rate fluctuations had a positive impact on net sales and earnings of 2%.

2005 compared with 2004 (excl. items affecting comparability)

Net sales increased by 7% of which acquisitions contributed with 4 percentage points. Exchange rate fluctuations had a positive impact on net sales of 2%.

Operating profit decreased by 14% and amounted to SEK 7,293m (8,439). Operating profit for Personal Care improved by 2% and by 6% for Forest Products, while operating profit for Packaging and Tissue decreased by 32% and 22% respectively. Exchange rate fluctuations had a positive impact on operating profit of 2%.

Return on equity amounted to 8% (10) and return on capital employed was 8% (10).

BUSINESS AREAS

PERSONAL CARE

Incontinence products: Following a weak start to the year, sales and earnings showed positive development. European sales of incontinence products increased, with sales to the retail sector developing particularly well. SCA's TENA is the brand with by far the highest market demand. During the year SCA worked intensively to change the product mix with the help of recently launched products with a better quality, performance and comfort, which resulted in higher margins. There was some increase during the year in private labels for incontinence products as well, but this proportion remains modest. SCA supplies selected customers where we can develop partnerships within several categories.

The US market also saw a weak start to the year but volumes rose during the second half. Intensive efforts to secure distribution channels have yielded results and new products were well received. Both the retail market and the healthcare sector showed strong growth of 8% during the year and some price increases could be implemented.

SCA's incontinence operations in Asia developed favourably during 2005 with improved profitability and growth of approximately 10%. Sales of incontinence products in Australia and New Zealand continued to develop well.

Baby diapers: Competition in the Nordic market intensified during the year with more and increasingly aggressive campaigns. The successful launch of the Libero Up&Go pant diaper helped SCA to retain and strengthen its leading position in the Nordic region. SCA also noted a very strong performance in Russia where sales achieved double-digit percentage growth.

In Europe, the price pressure on private labels continued during the year. Higher raw material costs also had a negative impact on margins. SCA's sales of private labels developed relatively well due to a number of important new contracts for major European retail chains.

SCA strengthened its market shares in Malaysia through the new product launch of the Drypantz baby diaper.

Feminine hygiene products: In Europe, this segment is developing intensively with a large range of new products, multi-packs and lower prices. Sales during the year were affected positively by new trend products containing additives of natural ingredients. During 2005 SCA prepared the launch of a new generation of Libresse ultra-thin panty liners. Sales and marketing commenced on 8 January 2006 and had a positive start.

Sales of feminine hygiene products in Australia and New Zealand achieved double-digit percentage growth. Profitability was very satisfactory.

In Central America, sales and profitability primarily of feminine hygiene products improved during the year. New product launches during the year contributed to higher volumes.

Net sales in the fourth quarter amounted to SEK 5,136m, an increase of 2% compared with the previous quarter. A positive price trend within the European retail sector lies behind this increase. Compared with the previous year, net sales increased by 9%, of which acquisitions account for 4 percentage points.

Operating profit for the fourth quarter was SEK 719m, an increase of 10% over the previous quarter. This improved result is due to lower costs as well as positive currency effects of 2 percentage points. Compared with the previous year, operating profit increased by 2%, primarily due to increased volumes within all geographic areas. Manufacturing costs were negatively affected by short supply of super absorbents during the year which led to substantially increased prices.

TISSUE

Consumer tissue: Demand for tissue in Europe was relatively good during 2005. Particularly strong growth of over 15% was noted in the Russian and Eastern European markets. Competition remains considerable, however. During the third quarter SCA was able to raise the price of tissue for the first time in four years. However, this did not have an impact on earnings due to sharply increased energy costs. Further price increases have been implemented which will have an effect from the first quarter of 2006.

SCA will substantially reduce its indirect costs as a result of the efficiency enhancement programmes. The tissue mill in Rovereto, Italy, was sold and a decision was made to close the plants in Tilburg, the Netherlands, Lucca, Italy, and Nisa, Portugal. The conversion plants in Rantigny and Roanne, France, and Birmingham, England, were closed. Following the acquisition of Munksjö's tissue operations, the production facilities in Jönköping, Sweden, and Drammen, Norway, were rationalized. In summer 2005, production started successfully with the new paper machine in Valls, Spain, with very high capacity utilization. In response to the strong growth in the Iberian market, SCA decided to invest in a second paper machine in Valls, with an annual capacity of 60,000 tonnes.

In Mexico, SCA increased its sales and strengthened its market share, which is now about 18% and earnings improved. In Australia and New Zealand, competition intensified significantly and private labels captured market share which led to increased price pressure. The region's result for the fourth quarter was unchanged compared with the previous quarter.

Tissue for bulk consumers, AFH: Demand in Europe was modest during 2005 and increased competition was noted. SCA's sales were unchanged compared with the previous year. SCA was able to compensate for pressure for lower prices through improvements in the product and market mix. Russia and other Eastern European markets showed good growth.

SCA's operations in the US improved both volume and profitability during 2005. The most recent price increase was implemented in the third quarter which had a positive impact on margins in the fourth quarter. The American market has a good balance between supply and demand, and SCA has been able to develop its customer relationships, particularly within Hotel-Restaurant-Catering (HoReCa). This segment grew by approximately 5% in 2005 while total market growth was about 1%. SCA has two-thirds of its volume within this segment and invests in specific product launches for this customer category, such as Xpress Nap, a new table napkin system. Sysco, the largest US distributor within HoReCa, named SCA as its best tissue supplier in 2005 and placed SCA ninth out of 500 selected suppliers.

Net sales for the tissue operations amounted to SEK 8,109m in the fourth quarter, an increase of 2% compared with the previous quarter. The increase is mainly attributable to price rises in North America as well as volume improvements in the European tissue operations. Compared with the previous year, net sales rose 11%, of which 9 percentage points is attributable to acquisitions in Mexico and Australia.

Operating profit for SCA's total tissue operations for the fourth quarter was SEK 379m, a decrease of 11% compared with the previous quarter. Higher prices compensated to a certain extent, approximately SEK 60m, for increased energy costs which amounted to SEK 120m. Volume increases in Europe had a positive impact on earnings. Compared with the previous year, operating profit decreased by 22%. The decline is due to lower average prices in the European consumer tissue operations and higher energy costs.

PACKAGING

The prolonged decline in the European packaging market has led to a gradual fall in prices in a recessionary climate. During 2005 most of the European market saw weak development with the exception of Germany which increased slightly. The average price level is approximately 3% below 2004 and 7% below 2003. Prices of both corrugated board and recovered paper were unchanged in the fourth quarter.

SCA realized price increases in the third quarter for kraftliner and testliner of EUR 40 per tonne. The effects of these were offset by increased energy costs. Further price increases for liner (EUR 50 per tonne) were announced in December. This increases opportunities for a rise in prices for corrugated board during the first half of 2006. The sales trend in Europe was good in the fourth quarter .

SCA's focus on integrated packaging solutions and services continues to develop well. Targeted efforts towards segments such as consumer electronics, speciality goods and cosmetics have yielded results with increased volumes. In 2005, SCA improved and coordinated its sales and market functions, including common design functions for key customers. Ahead of the football World Cup in 2006, a special market function has been set up to exploit opportunities and meet customer demands.

Intensive work is under way to implement the efficiency enhancement programme in Europe. The paper mill in Argovia, Switzerland, was closed in the fourth quarter, as well as a conversion plant in Brussels, Belgium. A decision has also been made on closure of plants in Darlington, England, and Prague, Czech Republic. In addition to these closures, the operations in Sweden, Denmark and Finland are being restructured.

In the US packaging operations, sales and earnings improved during 2005. Internal costs were reduced through efficiency enhancement programmes and, combined with price increases, this compensated for higher raw material and energy costs and contributed to the positive earnings trend. The temperature-assurance packaging segment with the Thermo-Safe brand showed positive development as did consumer packaging, while industrial packaging was exposed to intense price competition which led to pressure on margins.

In China, SCA's packaging sales increased substantially. The customer structure is fragmented and the strategy to increase sales to the largest customers is yielding results. Profitability in the Chinese operations improved.

Net sales in the fourth quarter amounted to SEK 8,272m, a decrease of 1% compared with the previous quarter. Seasonally lower volumes were offset by positive currency effects. Compared with the previous year, net sales rose 3%.

Operating profit for the fourth quarter reached SEK 418m, a decrease of 6% compared with the previous quarter. Earnings were negatively affected in the fourth quarter by increased energy costs, SEK 90m, and a production shutdown due to rebuilding in the testliner mill in Aschaffenburg, Germany. The effects of the cost-saving programme reduced the decline in earnings, as did price increases of SEK 20m. Compared with the previous year, operating profit decreased by 32%, due to lower prices for corrugated board combined with higher energy costs.

FOREST PRODUCTS

Publication papers: Underlying European demand for publication papers was good during 2005, partly due to customer stock depletions due to the prolonged strike in Finland. The advertising market is comparatively favourable, particularly in Germany.

SCA focuses on raising profitability in each unit through intensive efforts to reduce costs and increase productivity. This, combined with favourable demand and slightly rising prices, yielded positive results.

Net sales for SCA's publication papers in the fourth quarter amounted to SEK 2,067m, an increase of 2% compared with the previous quarter. Compared with the previous year, net sales increased by 5%.

Operating profit for the fourth quarter was SEK 222m, an increase of 8% compared with the previous quarter. Compared with the preceding year, operating profit rose 41%. The earnings improvement is due to increased prices the effects of which were offset by higher energy prices.

Pulp, timber and solid-wood products: The market balance towards the end of 2005 was comparatively favourable for long-fibre pulp and prices were in principle unchanged since the summer. Prices of short-fibre pulp gradually stabilized in the latter part of 2005 despite considerable additional capacity in the market. Consumption of solid-wood products is high and prices for redwood increased due to low stocks. The whitewood market was balanced during the fourth quarter with stable prices in quality segments. In the lower grades, the situation is still under pressure due to the heavy storm fellings in southern Sweden at the beginning of the year. Deliveries from SCA's sawmills were high during the fourth quarter.

Net sales of pulp, timber and solid-wood products during the fourth quarter amounted to SEK 2,004m, an increase of 3% compared with the previous quarter. Compared with the previous year, net sales increased by 8%.

Operating profit for the fourth quarter was SEK 331m, an improvement of 7% compared with the previous quarter. High capacity utilization contributed to this improved result. Compared with the previous year, operating profit decreased by 6%, due to lower average prices for pulp and solid-wood products.

OPERATING CASH FLOW ANALYSIS, CASH FLOW REQUIREMENTS

SEKm	2005:4	2005:3	2005:2	2005:1	12/2005	12/2004
Net sales	25,141	24,740	23,986	22,518	96,385	89,967
Operating cash surplus	3,446	3,425	3,155	3,087	13,113	14,108
% of net sales	*14*	*14*	*13*	*14*	*14*	*16*
Current capital expenditures, net	-2,161	-785	-1,163	-750	-4,859	-4,270
% of net sales	*-8*	*-3*	*-5*	*-3*	*-5*	*-5*
Change in working capital	1,395	284	-175	-1,266	238	-646
Restructuring costs, etc.	-332	-364	-169	-156	-1,021	-355
Operating cash flow	**2,348**	2,560	1,648	915	**7,471**	8,837
Tax payment, etc.[1]	-467	-596	-311	-704	-2,078	-2,412
Free cash flow	**1,881**	1,964	1,337	211	**5,393**	6,425
Per share, SEK	*8.05*	*8.41*	*5.73*	*0.90*	*23.09*	*27.51*
Interest payments after taxes	-250	-291	-253	-237	-1,031	-737
Cash flow from current operations	**1,631**	1,673	1,084	-26	**4,362**	5,688
Per share, SEK	*6.98*	*7.16*	*4.64*	*-0.11*	*18.67*	*24.35*
Strategic investments, net	-735	-456	-741	-662	-2,594	-11,964
Cash flow before dividend	**896**	1,217	343	-688	**1,768**	-6,276
Dividend	-2	-21	-2,455	-	-2,478	-2,471
Conversion of debentures, warrants	-	-	-	-	-	1
Sale of own shares	7	3	1	2	13	15
Net cash flow	**901**	1,199	-2,111	-686	**-697**	-8,731

[1] *Tax attributable to operating profit.*

Fourth quarter compared with the third quarter of 2005

Cash flow from current operations was on a par with the third quarter and amounted to SEK 1,631m (1,673). Increased current capital expenditures compared with the third quarter balanced a seasonally positive change in working capital.

2005 compared with 2004

Compared with 2004, operating cash flow declined, mainly due to the effect of a lower cash operating surplus and increased current capital expenditures as well as payments for the ongoing efficiency enhancement programmes. Divestments of SEK 623m (513) reduced current capital expenditures net. Taxes paid decreased slightly compared with the previous year.

Cash flow requirements

SCA presents cash flow requirements to show at what levels the Group creates value. These targets have top priority in SCA's efforts to meet the challenging market conditions in the immediate future.

The complementary cash flow requirements at the operating cash surplus level are calculated for 2005 and provisionally for 2006 at SEK 14.1bn and SEK 14.6bn respectively. Furthermore, a requirement for cash flow from current operations of SEK 5.1bn and SEK 5.2bn respectively, is derived from the operating cash surplus. For 2006, similar requirements are derived for capital employed of 9% and equity of 8% and for the gross margin (EBITDA), 15%.

FINANCIAL ITEMS AND TAXES

Financial items rose to SEK –1,495m (–1,084). The increase is primarily attributable to a higher net debt due to company acquisitions.

The tax expense on current earnings is calculated based on the profit distribution that SCA currently has between countries. The average tax rate for the year was 24% compared with the earlier estimate of 26%. The tax expense in the third quarter was affected by this reduction while the tax expense in the fourth quarter amounted to 24%. The allocation of restructuring costs across countries is expected to result in an average tax rate of 26% for these expenses.

FINANCING AND SHAREHOLDERS' EQUITY

Net debt amounted to SEK 39,826m, an increase of SEK 4,003m since the beginning of the year. The increase is due to a negative cash flow of SEK 697m, negative currency effects of SEK 3,240m and remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, which together had a negative effect of SEK 66m

The Group's pension liabilities net increased by SEK 370m during the year. The increase is primarily due to lower discount rates and currency effects. A higher return on fund assets reduced this increase. Equity was negatively affected by SEK 205m[1] after tax.

Consolidated shareholders' equity increased during the period by SEK 1,992m to SEK 57,110m. Net profit for the period increased equity by SEK 454m. Currency effects, etc., had a positive impact on equity of SEK 3,887m, while the negative effect from dividends was SEK 2,478m. Effects of remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, had a positive impact of SEK 129m after tax. The debt/equity ratio amounted to 0.65 at the beginning of the year and was 0.70 (0.63) at year-end. Taking restructuring costs into account, the interest coverage multiple was 1.3 (7.1).

PERSONNEL

At the end of the year the average number of employees totalled approximately 51,000 compared with approximately 52,000 at the end of the fourth quarter of 2004. The decrease is the net from acquisitions within the Group in 2004 and efficiency enhancement programmes.

EFFICIENCY ENHANCEMENT PROGRAMME

The savings programme announced in August 2005 and which will provide annual savings of SEK 1,550m with full effect in 2008, is proceeding according to plan. Earnings for 2005 were charged with the restructuring costs for the entire programme of SEK 4,940m, of which write-downs accounted for SEK 2,321m. Other restructuring costs, SEK 2,619m, are primarily related to redundancies. The programme provided savings of SEK 80m in the fourth quarter. Programmes announced earlier, which are essentially completed, provided savings of SEK 600m in 2005, of which SEK 50m in additional savings during the fourth quarter.

TESTING GOODWILL FOR IMPAIRMENT

Goodwill is tested for impairment every year. The Group's goodwill is distributed among the Group's cash-generating units.

A recoverable amount is determined for a cash-generating unit based on calculations of value in use. These calculations are based on the Group's annual strategy process where future cash flows for the existing operations are forecast for the next five-year period. These plans are approved by management. Cash flows beyond the five year period are taken into account by applying an operating surplus multiple to sustained cash flow. This multiple corresponds to the current market multiples for similar operations.

SCA uses the current average weighted cost of capital for discounting estimated future cash flows. Discounted cash flows are compared with book values of capital employed per cash-generating unit. Testing in 2005 did not indicate any impairment losses for the Group's goodwill.

---

[1] Actuarial gains and losses from pension calculations are recognized directly in equity.

OTHER

This year-end report is prepared according to IAS 34 and the Swedish Financial Accounting Standards Council's recommendation RR 31 and, with regard to the Parent Company, RR 32. Actuarial gains and losses from pension calculations are recognized directly in equity according to a supplement to IAS 19.

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property that are part of the forestry operations and grants felling rights for standing timber to its subsidiary SCA Skog AB. The Parent Company is in other respects a holding company whose key task is to own and manage shares in a number of business-group companies and exercise Group-wide management and administration. Operating income during the period January-December 2005 amounted to SEK 118m (135) and profit before appropriations and tax was SEK 340m (2,998). The Parent Company made no investments in shares and participations during the year. Investments in properties and plant totalled SEK 69m (60) during the year. Cash and cash equivalents at the end of the period amounted to SEK 42m (79).

Munksjö's Nordic tissue operations were acquired during the year. The acquisition price was SEK 257m on a debt-free basis and goodwill amounts to SEK 88m. These operations have been consolidated since 18 May 2005.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 15.00 CET on Thursday, 6 April 2006 in Aula Magna at Stockholm University. The proposed record date for entitlement to receive dividends is Tuesday, 11 April. Dividend payments through VPC are expected to be made on Tuesday, 18 April. The Annual Report for 2005 is scheduled for publication in mid-March 2006.

DIVIDEND

The Board of Directors has decided to propose to the Annual General Meeting a dividend of SEK 11.00 per share. Accordingly, average dividend growth during the past five years will amount to 7%. In total, the dividend will amount to approximately SEK 2,570m.

SHARE DISTRIBUTION

31 December 2005	Class A	Class B	Total
Registered number of shares	38,445,535	196,591,163	235,036,698
Of which treasury shares	-	(1,602,283)	(1,602,283)

During the year 1,982,322 Class A shares were converted to Class B shares. The proportion of Class A shares at the end of the quarter was 16.4%.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.08%, which is taken into account when calculating earnings per share for the period.

FUTURE REPORTS

In 2006, interim reports will be released on 27 April, 25 July and 31 October.

Stockholm, 31 January 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been reviewed by the auditors.

CONSOLIDATED INCOME STATEMENT

SEKm	2005:4	2004:4	2005:3	12/2005	12/2004
Net sales	25,141	23,128	24,740	96,385	89,967
Other income	648	490	425	1,902	1,364
Change in fair value of biological assets	41	63	82	286	252
Change in inventories of finished goods and work in progress	-108	-322	-289	-417	-688
Work performed and capitalized	-23	130	74	167	201
	25,699	23,489	25,032	98,323	91,096
Raw materials and consumables[1]	-8,974	-9,579	-9,115	-34,748	-33,370
Personnel costs[1]	-5,139	-4,980	-6,581	-21,912	-19,418
Other expenses[1]	-8,001	-6,025	-8,403	-31,089	-24,505
Depreciation, fixed assets	-1,610	-1,516	-1,607	-6,299	-5,972
Write-downs[2]	-8	-180	-2,332	-2,372	-180
Share of profits of associated companies	8	3	3	25	18
Operating profit/loss	1,975	1,212	-3,003	1,928	7,669
Financial items[3]	-401	-241	-393	-1,495	-1,084
Profit/loss before tax	1,574	971	-3,396	433	6,585
Tax[4]	-377	111	985	21	-1,393
Net profit/loss for the period	1,197	1,082	-2,411	454	5,192
Earnings attributable to:					
Parent Company shareholders	1,182	1,080	-2,408	430	5,164
Minority interests	15	2	-3	24	28
Earnings per share, SEK					
- before dilution effects	5.06	4.63	-10.32	1.84	22.13
- after dilution effects	5.06	4.62	-10.31	1.84	22 12
Return on equity	9%	8%	-17%	1%	10%
Return on capital employed	8%	5%	-12%	2%	9%
Margins (%)					
Gross margin	14 3	12 6	3.8	11.0	15 3
Operating margin	7.9	5.2	-12.1	2.0	8.5
Net financial margin	-1.6	-1.0	-1.6	-1.6	-1.2
Profit margin	6.3	4.2	-13.7	0.4	7.3
Tax	-1.5	0.5	4.0	0.0	-1.5
Net margin	4.8	4.7	-9.7	0.4	5.8
Calculation of earnings per share					
Earnings attributable to parent company shareholders	1,182.0	1,080.0	-2,408.0	430.0	5,164.0
Average number of shares before dilution	233.4	233.4	233.4	233.4	233.4
Warrants	0.1	0.1	0.1	0.1	0.1
Average number of shares after dilution	233.5	233 5	233.5	233.5	233.5
Specification of items affecting comparability					
[1] ***Operating expenses***					
- Rationalization costs for:	-	-555	-2,619	-3,013	-599
Raw materials and consumables	-		-100	-100	-
Personnel costs	-	-555	-1,586	-1,980	-599
Other expenses	-	-	-933	-933	-
[2] **Write-downs, fixed assets**					
- Write-downs in conjunction with efficiency programmes	-	-171	-2,321	-2,352	-171
[3] **Financial income**					
- Sale of shares in Industrivärden	-	100	-	-	170
[4] **Taxes**					
- Effects of efficiency enhancement programme	-	225	1,273	1,384	239
- Tax treatment of loss carry forwards and changed tax rates	-	320	-	-	320

STATEMENT OF RECOGNISED INCOME AND EXPENSE

SEKm

	January-December 2005	2004
Actuarial gains and losses related to pensions, incl. salary taxes	-238	-244
Available-for-sale financial assets.		
- Gains from fair value measurement taken to equity	191	-
- Transferred to profit or loss at sale	-	-
Cash flow hedges:		
- Gains from remeasurement of derivatives taken to equity	64	-
- Transfer to profit or loss for the period	3	-
- Transfer to cost of hedged investments	-24	-
Translation difference in foreign operations	3,355	-1,181
Gains from hedging of net investments in foreign operations	567	192
Tax on items taken to/transferred from equity	38	-
Total transactions taken to equity	3,956	-1,233
Net profit for the period	454	5,192
Total for the period	**4,410**	**3,959**
Attributable to:		
- Parent Company shareholders	*4,333*	*3,921*
- Minority interests	*77*	*38*
	4,410	*3,959*
Other changes in equity:		
- dividend to Parent Company shareholders	*-2,451*	*-2,450*
- dividend to minority interests	*-27*	*-21*
- sale of own shares etc.	*15*	*15*
- conversion of debentures, warrants	*-*	*1*
- transition to IAS 32 and IAS 39 as of 1 January 2005	*95*	*-*
- other changes	*-50*	*143*

CONSOLIDATED INCOME STATEMENT, supplementary disclosures

	2005:4 EURm[1]	2004:4 EURm[1]	2005:3 EURm[1]	12/2005 EURm[2]	12/2004 EURm[3]
Net sales	2,661	2,568	2,646	10,398	9,867
Operating expenses	-2,279	-2,245	-2,550	-9,257	-8,354
Operating surplus	382	323	96	1,141	1,513
Depreciation and write-downs, fixed assets	-170	-188	-425	-936	-675
Share of profits of associated companies	1	0	0	3	2
Operating profit/loss	213	135	-329	208	840
Financial items	-42	-27	-42	-161	-119
Profit/loss before tax	171	108	-371	47	721
Tax	-41	11	107	2	-153
Net profit/loss for the period	130	119	-264	49	568

[1] *Isolated quarterly amounts have been calculated as the difference between two accumulated results*

[2] *Average exchange rate of 9.27 was applied in translation to EUR.*

[3] *Average exchange rate of 9.12 was applied in translation to EUR*

82-163

Quarterly data

CONSOLIDATED INCOME STATEMENT

	2005				2004			
SEKm	IV	III	II	I	IV	III	II	I
Net sales	25,141	24,740	23,986	22,518	23,128	22,812	22,340	21,687
Operating expenses[1 2]	-21,552	-23,809	-20,711	-19,737	-20,222	-19,099	-18,644	-18,199
Operating surplus	3,589	931	3,275	2,781	2,906	3,713	3,696	3,488
Depreciation and write-downs, fixed assets[3]	-1,622	-3,937	-1,564	-1,550	-1,696	-1,588	-1,473	-1,395
Share of profits of associated companies	8	3	8	6	2	4	8	4
Operating profit	1,975	-3,003	1,719	1,237	1,212	2,129	2,231	2,097
Financial items[4]	-401	-393	-358	-343	-241	-330	-299	-214
Profit/loss before tax	1,574	-3,396	1,361	894	971	1,799	1,932	1,883
Tax[5]	-377	985	-355	-232	111	-465	-540	-499
Net profit/loss for the period	1,197	-2,411	1,006	662	1,082	1,334	1,392	1,384
Earnings per share, SEK								
- before dilution effects	5.06	-10.32	4.27	2.83	4.63	5.67	5.94	5.90
- after dilution effects	5.06	-10.31	4.27	2.82	4.62	5.67	5.94	5.89
Margins (%)								
Gross margin	14.3	3.8	13 7	12.4	12 6	16.3	16.5	16 1
Operating margin	7.9	-12.1	7.2	5.5	5.2	9.3	10.0	9 7
Net financial margin	-1.6	-1.6	-1.5	-1.5	-1.0	-1.4	-1.3	-1.0
Profit margin	6.3	-13.7	5.7	4 0	4.2	7.9	8.7	8.7
Tax and minority	-1.5	4.0	-1.5	-1.0	0.5	-2.0	-2.4	-2.3
Net margin	4.8	-9.7	4.2	3.0	4.7	5.9	6.3	6.4
[1] Incl. change in the fair value of biological assets	41	82	81	82	63	63	63	63
Specification of items affecting comparability								
[2] **Operating expenses**								
- Rationalization costs	-	-2,619	-	-394	-555	-	-14	-30
[3] **Depreciation and write-downs, fixed assets**								
- Write-downs in conjunction with efficiency enhancement programmes	-	-2,321	-	-31	-171	-	-	-
[4] **Financial items**								
- Sale of shares in Industrivärden	-	-	-	-	100	70	-	-
[5] **Income taxes**								
- Effects of efficiency programme	-	1,273	-	111	225	-	5	9
- Tax treatment of loss carry forwards and changed tax rates	-	-	-	-	320	-	-	-

CONSOLIDATED BALANCE SHEET

	31 December 2005		31 December 2004	
	SEKm	EURm[1]	SEKm	EURm[1]
Assets				
Goodwill	19,823	2,104	17,594	1,958
Other intangible assets	2,431	258	2,140	238
Tangible assets	77,843	8,261	74,607	8,301
Shares and participations	573	61	1,140	127
Financial investments held at fixed assets[3]	2,035	216	682	76
Other long-term receivables	1,170	124	681	75
Total fixed assets	**103,875**	**11,024**	96,844	10,775
Operating receivables and inventories	29,356	3,116	25,681	2,858
Short-term financial assets	237	25	126	14
Fixed assets held for sale	68	7	-	-
Liquid funds	1,684	179	3,498	389
Total current assets[4]	**31,345**	**3,327**	29,307	3,261
Total assets	**135,220**	**14,351**	126,151	14,036
Shareholders' equity				
Equity excluding minority interests	56,343	5,980	54,350	6,048
Minority interests	767	81	768	85
Total equity	**57,110**	**6,061**	55,118	6,133
Liabilities				
Provisions for pensions	4,810	510	4,388	488
Other provisions	12,225	1,298	12,574	1,399
Long-term financial liabilities	18,638	1,978	19,155	2,131
Other long-term liabilities	208	22	91	10
Total long-term liabilities[5]	**35,881**	**3,808**	36,208	4,028
Short-term financial liabilities[7]	20,190	2,143	15,775	1,755
Operating liabilities	22,039	2,339	19,050	2,120
Other current liabilities[6]	**42,229**	**4,482**	34,825	3,875
Total liabilities	**78,110**	**8,290**	71,033	7,903
Total equity and liabilities	**135,220**	**14,351**	126,151	14,036
Debt/equity ratio	**0.70**		**0.63**	
Visible equity/assets ratio	**42%**		**44%**	
[1] Closing day rate 9.33 (8.99) was applied in translation to EUR.				
[2] Of which pension assets	*470*	*50*	*418*	*46*
[3] Of which derivative instruments	*472*	*51*	-	-
[4] Of which derivative instruments	*170*	*18*	-	-
[5] Of which derivative instruments	*478*	*51*	-	-
[6] Of which derivative instruments	*363*	*39*	-	-
[7] Contracted committed credit lines amount to SEK 26,141m.				

	2005	2004
Capital employed	96,936	89,863
– of which working capital	9,573	7,875
Net debt	39,826	34,745
Shareholders' equity	57,110	55,118
Of which provisions for restructuring costs		
Other provisions	834	240
Operating liabilities	1,776	475

OPERATING CASH FLOW ANALYSIS

1 January–31 December

SEKm	2005	2004
Operating cash surplus	13,113	14,108
Change in working capital	238	-646
Current capital expenditures, net	-4,859	-4,270
Restructuring costs, etc	-1,021	-355
Operating cash flow	7,471	8,837
Financial items	-1,495	-1,084
Income taxes paid	-1,629	-2,088
Other	15	23
Cash flow from current operations	4,362	5,688
Acquisitions	-428	-9,340
Strategic capital expenditures, fixed assets	-2,086	-2,398
Strategic structural expenditures	-81	-226
Divestments	1	-
Cash flow before dividend	1,768	-6,276
Dividend	-2,478	-2,471
Cash flow after dividend	-710	-8,747
Conversion of debentures, warrants	-	1
Sale of own shares	13	15
Net cash flow	-697	-8,731
Net debt	-35,823	-26,533
Net cash flow	-697	-8,731
Remeasurement to equity	-66	-265
Currency effects	-3,240	784
Net debt at the end of the period	-39,826	-34,745
Debt payment capacity	27%	35%
Debt/equity ratio	0.70	0.63

OPERATING CASH FLOW ANALYSIS PER QUARTER

	2005				2004			
SEKm	IV	III	II	I	IV	III	II	I
Cash operating surplus	3,446	3,425	3,155	3,087	3,371	3,634	3,658	3,445
Change in working capital	1,395	284	-175	-1,266	942	552	-771	-1,369
Current capital expenditures, net	-2,161	-785	-1,163	-750	-1,596	-1,071	-1,020	-583
Restructuring costs, etc	-332	-364	-169	-156	-195	6	-88	-78
Operating cash flow	2,348	2,560	1,648	915	2,522	3,121	1,779	1,415
Financial items	-401	-393	-358	-343	-241	-330	-299	-214
Income taxes paid	-346	-478	-204	-601	-367	-501	-878	-342
Other	30	-16	-2	3	11	5	5	2
Cash flow from current operations	1,631	1,673	1,084	-26	1,925	2,295	607	861
Acquisitions	-76	-47	-256	-49	-1,757	452[1]	-7,047	-988
Strategic capital expenditures, fixed assets	-633	-379	-473	-601	-669	-752	-512	-465
Strategic structural expenditures	-26	-31	-12	-12	-46	-63	-32	-85
Divestments	0	1	0	0	0	0	0	0
Cash flow before dividend	896	1,217	343	-688	-547	1,932	-6,984	-677
Dividend	-2	-21	-2,455	-	-	-21	-2,450	-
Cash flow after dividend	894	1,196	-2,112	-688	-547	1,911	-9,434	-677
Conversion of debentures, warrants	-	-	-	-	-	-	-	1
Sale of own shares	7	3	1	2	6	2	3	4
Net cash flow	901	1,199	-2,111	-686	-541	1,913	-9,431	-672

[1] *Preference shares have been reclassified and are treated as loans*

82-763

PERSONAL CARE

SEKm	2005:4	2005:3	2005:2	2005:1	12/2005	12/2004
Net sales	5,136	5,026	4,727	4,462	19,351	17,763
Operating surplus	983	889	809	748	3,429	3,287
Operating profit	719	655	571	529	2,474	2,429
Gross margin, %	19.1	17.7	17.1	16.8	17.7	18.5
Operating margin, %	14.0	13.0	12.1	11.9	12.8	13.7
Volume growth, %	0.2[1]	1.4[1]	8.0[1]	-2.7[1]	8.2[2]	10.1[2]

[1] *Compared with immediately preceding quarter*
[2] *Compared with the same period in the previous year*

TISSUE

SEKm	2005:4	2005:3	2005:2	2005:1	12/2005	12/2004
Net sales	8,109	7,917	7,531	7,144	30,701	27,596
Operating surplus	941	999	892	888	3,720	3,975
Operating profit	379	428	391	379	1,577	2,026
Gross margin, %	11.6	12.6	11.8	12.4	12.1	14.4
Operating margin, %	4.7	5.4	5.2	5.3	5.1	7.3
Volume growth, %	0.2	2.6[1]	4.6[1]	-2.1[1]	10.1[2]	9.7[2]

[1] *Compared with immediately preceding quarter*
[2] *Compared with the same period in the previous year*

PACKAGING

SEKm	2005:4	2005:3	2005:2	2005:1	12/2005	12/2004
Net sales	8,272	8,351	8,094	7,642	32,359	31,501
Operating surplus	841	900	919	898	3,558	4,409
Operating profit	418	444	455	458	1,775	2,604
Gross margin, %[1]	10.2	10.8	11.4	11.8	11.0	14.0
Operating margin, %[1]	5.1	5.3	5.6	6.0	5.5	8.3
Production						
Liner products, kt	606	651	689	666	2,612	2,616
Deliveries						
Liner products, kt	588	660	690	651	2,589	2,601
Corrugated board, million m²	1,076	1,076[2]	1,105[2]	1,052[2]	4,309	4,246[2]

[1] *Adjusted for external trading with liner, margins increased by approximately 2 percentage points*
[2] *Volumes do not include volumes from protective packaging and other high-value segments.*

FOREST PRODUCTS

SEKm	2005:4	2005.3	2005:2	2005:1	12/2005	12/2004
Net sales	4,071	3,986	4,116	3,762	15,935	14,954
Publication papers	2,067	2,034	1,965	1,932	7,998	7,609
Pulp, timber and solid-wood products	2,004	1,952	2,151	1,830	7,937	7,345
Operating surplus	910	853	758	738	3,259	3,095
Publications papers	456	420	330	334	1,540	1,328
Pulp, timber and solid-wood products	454	433	428	404	1,719	1,767
Operating profit	553	516	416	401	1,886	1,777
Publication papers	222	206	113	121	662	470
Pulp, timber and solid-wood products	331	310	303	280	1,224	1,307
Gross margin, %	22.4	21.4	18.4	19.6	20.5	20.7
Publication papers	22.1	20.6	16.8	17.3	19.3	17.5
Pulp, timber and solid-wood products	22.7	22.2	19.9	22.1	21.7	24.1
Operating margin, %	13.6	12.9	10.1	10.7	11.8	11.9
Publication papers	10.7	10.1	5.8	6.3	8.3	6.2
Pulp, timber and solid-wood products	16.5	15.9	14.1	15.3	15.4	17.8
Production						
Publication papers, kt	381	370	352	367	1,470	1,471
Solid-wood products, km³	419	367	372	372	1,530	1,462
Deliveries						
Publication papers, kt	370	369	358	366	1,463	1,472
Solid-wood products, km³	380	383	407	369	1,539	1,500

Quarterly data – Business areas

SEKm	2005 IV	2005 III	2005 II	2005 I	2004 IV	2004 III	2004 II	2004 I
NET SALES								
Personal Care	5,136	5,026	4,727	4,462	4,568	4,512	4,497	4,186
Tissue	8,109	7,917	7,531	7,144	7,336	7,249	6,652	6,359
Packaging	8,272	8,351	8,094	7,842	7,804	7,928	7,939	7,830
Forest Products	4,071	3,986	4,116	3,762	3,814	3,586	3,741	3,813
Publication papers	2,067	2,034	1,965	1,932	2,005	1,909	1,790	1,905
Pulp, timber and solid-wood products	2,004	1,952	2,151	1,830	1,809	1,677	1,951	1,908
Other	301	247	288	232	298	265	268	256
Intra-group deliveries	-748	-787	-770	-724	-692	-728	-757	-757
Total net sales	25,141	24,740	23,986	22,518	23,128	22,812	22,340	21,687
OPERATING SURPLUS								
Personal Care	983	889	809	748	805	822	853	807
Tissue	941	999	892	888	907	1,056	1,028	984
Packaging	841	900	919	898	1,036	1,172	1,138	1,063
Forest Products	910	853	758	738	800	773	782	740
Publication papers	456	420	330	334	354	340	317	317
Pulp, timber and solid-wood products	454	433	428	404	446	433	465	423
Other	-86	-2,710	-103	-491	-642	-110	-105	-106
Total operating surplus	3,589	931	3,275	2,781	2,906	3,713	3,696	3,488
OPERATING PROFIT								
Personal Care	719	655	571	529	590	598	630	611
Tissue	379	428	391	379	408	495	556	567
Packaging	418	444	455	458	580	706	697	621
Forest Products	553	516	416	401	457	446	457	417
Publication papers	222	206	113	121	137	127	104	102
Pulp, timber and solid-wood products	331	310	303	280	320	319	353	315
Other	-94	-5,046	-114	-530	-823	-116	-109	-119
Total operating profit	1,975	-3,003	1,719	1,237	1,212	2,129	2,231	2,097

%	2005 IV	2005 III	2005 II	2005 I	2004 IV	2004 III	2004 II	2004 I
GROSS MARGINS								
Personal Care	19.1	17 7	17.1	16 8	17.6	18.2	19.0	19.3
Tissue	11.6	12.6	11.8	12.4	12.4	14.6	15 5	15.5
Packaging	10.2	10 8	11.4	11.8	13.3	14 8	14.3	13.6
Forest Products	22.4	21.4	18.4	19.5	21 0	21 6	20.9	19.4
Publication papers	22.1	20.6	16.8	17.3	17.8	17.8	17.7	16 6
Pulp, timber and solid-wood products	22.7	22.2	19.9	22 1	24.5	25.8	23.8	22 2
OPERATING MARGINS								
Personal Care	14.0	13 0	12 1	11.9	12.9	13.3	14.0	14 6
Tissue	4.7	5 4	5 2	5.3	5.6	6.8	8.4	8.9
Packaging	5.1	5.3	5.6	6.0	7.4	8.9	8 8	7.9
Forest Products	13.6	12.9	10.1	10.7	12.0	12 4	12.2	10.9
Publication papers	10.7	10 1	5.8	6 3	[illegible]	6.7	5.8	5.4
Pulp, timber and solid-wood products	16.5	15 9	14.1	15.3	17.6	19.0	18.1	16.5

FIVE-YEAR SUMMARY

	IFRS		Swedish accounting standards		
Full year	2005	2004	2003	2002	2001
Profit after financial items, SEKm	433	6,585	6,967	8,078	8,090
Earnings per share, SEK	1.84	22.11	21.84	24.54	24.05
Earnings per share, before goodwill amortization, SEK	1.84	22.11	26.51	29.15	28.40
Debt/equity ratio	0.70	0.63	0.44	0.49	0.51
Return on capital employed, %	2	9	11	13	14
Return on equity, %	1	10	10	12	13

[1] *Adjusted historically to reflect new issues*

82-763

CASH FLOW STATEMENT

1 January–31 December

SEKm	2005	2004
Operating activities		
Profit after financial items	433	6,585
Adjustment for non-cash items[1]	10,064	5,896
	10,497	12,481
Paid tax	-1,629	-2,088
Cash flow from operating activities before changes in working capital	8,868	10,393
Cash flow from changes in working capital		
Change in inventories	-499	-320
Change in operating receivables	1,023	942
Change in operating liabilities	-286	-1,242
Cash flow from operating activities	9,106	9,747
Investing activities		
Acquisition of subsidiaries	-353	-7,305
Sold units	1	-
Acquisition of tangible and intangible fixed assets	-7,482	-7,096
Sale of equipment	560	513
Repayment of loans from external parties	-154	-112
Cash flow from investing activities	-7,428	-14,000
Financing activities		
Sale of own shares	13	15
Borrowings	-	8,311
Amortization of debt	-1,187	-
Dividend paid	-2,478	-2,471
Cash flow from financing activities	-3,652	5,855
Cash flow for the period	-1,974	1,602
Cash and cash equivalents at the beginning of the year	3,498	1,929
Exchange differences in cash and cash equivalents	160	-33
Cash and cash equivalents at the end of the period	1,684	3,498
Reconciliation with operating cash flow analysis		
Cash flow for the period	-1,974	1,602
Deducted items:		
Repayment of loans from external parties	154	112
Borrowings	-	-8,311
Amortisation of debt	1,187	-
Added items:		
Net debt in acquired companies	-75	-2,035
Accrued interest	34	-15
Investments through finance leases	-23	-85
Conversion of loan to equity	-	1
Net cash flow according to operating cash flow analysis	-697	-8,731

[1] Depreciation and write-downs, fixed assets	*8,673*	*6,152*
Fair value valuation of forest assets	*-286*	*-252*
Non-cash items related to efficiency programmes	*1,928*	*304*
Other	*-251*	*-308*
Total	*10,064*	*5,896*

82-763

Press conference

SCA invites media representatives, analysts and investors to a press conference at Salénhuset, Aulan, Norrlandsgatan 15, Stockholm, at 15.00 CET on 31 January. The presentation will be held in English and web cast. For more information, visit www.sca.com/investors.

Disclaimer

This report has been prepared in both Swedish and English. In case of variation in the content of the two versions, the Swedish version shall prevail.

For further information, please contact:

Jan Åström, President and CEO. Telephone: +46 70 586 07 01.
Bodil Eriksson, Senior Vice President, Communications and Investor Relations.
Telephone: +46 8 788 52 34 or +46 70 629 66 34.